UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

RAIT Financial Trust
(Name of Issuer)

Common shares of beneficial interest, par value $0.03 per share
(Title of Class of Securities)

749227609
(CUSIP Number of Class of Securities)
Neil C. Rifkind
General Counsel
Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2016
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749227609	SCHEDULE 13D	Page 2 of 10

SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING 5,577,980
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER 5,577,980
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
5,577,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.11%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 749227609	SCHEDULE 13D	Page 3 of 10

Item 1.	Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, par value $0.03 per share (the “Common Shares”), of RAIT Financial Trust, a Maryland trust (the “Issuer”), having its principal executive office at 2929 Arch Street, 17th Floor, Philadelphia, PA, 19104.

Item 2.	Identity and Background
This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, to report Tiptree Financial Inc.’s (“Tiptree”) beneficial ownership of the Issuer acquired by certain of its subsidiaries. Tiptree is a Maryland corporation with its principal executive office located at 780 Third Ave, 21st FL, New York, NY 10017.
Tiptree is a diversified holding company engaged through its consolidated subsidiaries in a number of businesses and is an active acquirer of new businesses. Tiptree, whose operations date back to 2007, currently has subsidiaries that operate in insurance and insurance services, specialty finance, asset management and real estate. Tiptree’s principal investments are included in a corporate and other segment.
Certain information with respect to the directors and executive officers of Tiptree is set forth in Schedule A attached hereto and is incorporated herein by reference, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.
Neither Tiptree nor, to the best of its knowledge, any director, executive officer or controlling person of Tiptree has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Tiptree or any director, executive officer or controlling person of Tiptree was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration
Tiptree, through certain of its subsidiaries, purchased an aggregate of 5,577,980 Common Shares in the open market for an aggregate price of $13,923,006, exclusive of commissions and fees. The funds for the purchase of such Common Shares came from Tiptree and its subsidiaries’ cash on hand. No borrowed funds were used to purchase such Common Shares.

Item 4.	Purpose of Transaction
Tiptree acquired the Common Shares in the ordinary course of business for investment purposes. Tiptree intends to evaluate the business prospects of the Issuer. In the ordinary course of its business, from time to time, representatives of Tiptree engage in discussions with the management and boards of companies in which it has invested concerning the business and operations of such companies and potential approaches to maximizing shareholder value. Tiptree reserves the right to engage in such discussions with the Issuer and may do so with other holders of the Issuer's securities and/or other third parties as well.
Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, Tiptree has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. Tiptree intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Shares, other investment opportunities available to Tiptree, conditions in the securities market and general economic and industry conditions, Tiptree may in the future take such actions with respect to its investment in the Issuer

CUSIP No. 749227609	SCHEDULE 13D	Page 4 of 10

as it deems appropriate including, without limitation, purchasing additional shares of Common Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of its Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a-b) As of the date hereof, Tiptree is the beneficial owners of 5,577,980 Common Shares (6.11%) of the Issuer, based upon the 91,235,358 Common Shares outstanding as of November 9, 2015, according to the Issuer's Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission.

Tiptree is filing this Schedule 13D as the parent company of and indirect beneficial owner of the Common Shares held by its subsidiaries. Tiptree has sole voting and dispositive power of the Common Shares to which this filing relates.

(c) The trading dates, number of Common Shares purchased or sold and the price per share for all transactions in the Common Shares during the past 60 days by Tiptree’s subsidiaries are set forth in Schedule B and were effected in open market transactions. Schedule B is incorporated herein by reference.

(d) No person other than Tiptree and its applicable subsidiaries is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tiptree does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Shares.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 749227609	SCHEDULE 13D	Page 5 of 10

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: January 22, 2016

Tiptree Financial Inc.
By:	/s/ Jonathan Ilany
Name:	Jonathan Ilany
Title:	Chief Executive Officer

CUSIP No. 749227609	SCHEDULE 13D	Page 6 of 10

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TIPTREE FINANCIAL INC.

Set forth below is the name, business address and present occupation or employment of each director and executive officer of Tiptree Financial Inc. ("Tiptree"). To the best of Tiptree’s knowledge, none of the directors or executive officers named below beneficially owns any Common Shares of RAIT Financial Trust.

DIRECTORS OF TIPTREE FINANCIAL INC.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Michael G. Barnes	Executive Chairman of Tiptree and Managing Partner and Co-Chief Investment Officer of Tricadia Capital Management LLC, a privately held investment firm. Mr. Barnes is a citizen of the United States.	780 Third Ave, 29th FL, New York, NY 10017
Jonathan Ilany	Chief Executive Officer of Tiptree. Mr. Ilany is a citizen of the United States and Israel.	780 Third Ave, 21st FL, New York, NY 10017
Lesley Goldwasser	Managing Partner of GreensLedge Capital Markets LLC, a privately held investment firm. Ms. Goldwasser is a citizen of the United States and the United Kingdom.	399 Park Ave, 37th FL, New York, NY 10022
John E. Mack	Retired. Member of the Board of Directors of multiple companies. Mr. Mack is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017
Richard A. Price	Retired. Member of the Board of Directors of multiple companies. Mr. Price is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017
Bradley E. Smith	Managing Director of Kahala Capital Advisors LLC, a private investment firm. Mr. Smith is a citizen of the United States.	Seven Waterfront Plaza, Suite 400, Honolulu, HI 96816

CUSIP No. 749227609	SCHEDULE 13D	Page 7 of 10

EXECUTIVE OFFICERS OF TIPTREE FINANCIAL INC.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Michael G. Barnes	Executive Chairman of Tiptree and Managing Partner and Co-Chief Investment Officer of Tricadia Capital Management LLC, a privately held investment firm. Mr. Barnes is a citizen of the United States.	780 Third Ave, 29th FL, New York, NY 10017
Jonathan Ilany	Chief Executive Officer of Tiptree. Mr. Ilany is a citizen of the United States and Israel.	780 Third Ave, 21st FL, New York, NY 10017
Sandra Bell	Chief Financial Officer of Tiptree. Ms. Bell is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017
Julia Wyatt	Chief Operating Officer of Tiptree. Ms. Wyatt is a citizen of the United States and Australia.	780 Third Ave, 21st FL, New York, NY 10017
Patrick Huvane	Chief Accounting Officer of Tiptree. Mr. Huvane is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017
Neil C. Rifkind	Vice President, General Counsel and Secretary of Tiptree. Mr. Rifkind is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017

CUSIP No. 749227609	SCHEDULE 13D	Page 8 of 10

SCHEDULE B

Transactions in the Common Shares of RAIT Financial Trust

Trade Date	Number of Shares	Price Per Share	Purchase/Sale
12/14/2015	50,000	$2.25	Purchase
12/14/2015	25,000	$2.26	Purchase
12/14/2015	65,000	$2.27	Purchase
12/14/2015	45,500	$2.28	Purchase
12/14/2015	112,700	$2.29	Purchase
12/14/2015	69,100	$2.30	Purchase
12/14/2015	78,512	$2.31	Purchase
12/14/2015	27,200	$2.32	Purchase
12/14/2015	4,000	$2.33	Purchase
12/14/2015	700	$2.35	Purchase
12/14/2015	1,600	$2.36	Purchase
12/14/2015	3,500	$2.37	Purchase
12/14/2015	1,000	$2.38	Purchase
12/14/2015	1,100	$2.39	Purchase
12/14/2015	500	$2.40	Purchase
12/15/2015	10,400	$2.30	Purchase
12/15/2015	10,000	$2.32	Purchase
12/15/2015	19,000	$2.45	Purchase
12/15/2015	71,100	$2.46	Purchase
12/15/2015	50,000	$2.47	Purchase
12/16/2015	50,000	$2.60	Purchase
12/16/2015	37,215	$2.68	Purchase
12/16/2015	120,241	$2.69	Purchase
12/16/2015	10,000	$2.70	Purchase
12/18/2015	2,500	$2.62	Purchase
12/18/2015	7,417	$2.63	Purchase
12/21/2015	6,300	$2.68	Purchase
12/21/2015	900	$2.69	Purchase
12/21/2015	1,000	$2.70	Purchase
12/21/2015	10	$2.78	Purchase
12/22/2015	2,200	$2.78	Sale
12/23/2015	4,975	$2.69	Purchase
12/23/2015	45,000	$2.70	Purchase
12/28/2015	13,165	$2.69	Purchase
12/28/2015	127,296	$2.70	Purchase
12/29/2015	4,200	$2.59	Purchase
12/29/2015	31,200	$2.60	Purchase
12/29/2015	30,000	$2.61	Purchase
12/29/2015	100	$2.62	Purchase
12/29/2015	25,000	$2.63	Purchase

CUSIP No. 749227609	SCHEDULE 13D	Page 9 of 10

12/29/2015	25,000	$2.64	Purchase
12/29/2015	30,000	$2.65	Purchase
12/29/2015	22,100	$2.66	Purchase
12/29/2015	22,900	$2.67	Purchase
12/29/2015	13,000	$2.68	Purchase
12/29/2015	20,000	$2.69	Purchase
12/30/2015	1,800	$2.62	Purchase
12/30/2015	11,900	$2.63	Purchase
12/30/2015	25,696	$2.64	Purchase
12/30/2015	4,504	$2.65	Purchase
12/30/2015	5,700	$2.66	Purchase
12/31/2015	1,060	$2.65	Purchase
12/31/2015	16,505	$2.66	Purchase
12/31/2015	12,268	$2.67	Purchase
12/31/2015	15,200	$2.68	Purchase
12/31/2015	14,224	$2.69	Purchase
1/4/2016	1,700	$2.66	Purchase
1/4/2016	8,744	$2.67	Purchase
1/4/2016	18,600	$2.68	Purchase
1/4/2016	3,500	$2.69	Purchase
1/5/2016	1,000	$2.74	Purchase
1/5/2016	19,147	$2.75	Purchase
1/5/2016	17,546	$2.76	Purchase
1/6/2016	6,557	$2.76	Purchase
1/6/2016	14,750	$2.79	Purchase
1/7/2016	6	$2.62	Purchase
1/7/2016	494	$2.63	Purchase
1/7/2016	6,017	$2.64	Purchase
1/7/2016	5,000	$2.65	Purchase
1/7/2016	11,000	$2.66	Purchase
1/7/2016	88,677	$2.67	Purchase
1/7/2016	75,465	$2.68	Purchase
1/7/2016	33,288	$2.69	Purchase
1/7/2016	220,312	$2.70	Purchase
1/8/2016	9,000	$2.61	Purchase
1/8/2016	25,358	$2.62	Purchase
1/8/2016	52,281	$2.63	Purchase
1/8/2016	193,627	$2.64	Purchase
1/8/2016	133,779	$2.65	Purchase
1/8/2016	164,945	$2.66	Purchase
1/8/2016	121,590	$2.67	Purchase
1/8/2016	165,678	$2.68	Purchase
1/8/2016	141,214	$2.69	Purchase
1/8/2016	326,333	$2.70	Purchase
1/9/2016	6,927	$2.64	Purchase

CUSIP No. 749227609	SCHEDULE 13D	Page 10 of 10

1/9/2016	160,791	$2.65	Purchase
1/9/2016	86,271	$2.66	Purchase
1/9/2016	85,332	$2.67	Purchase
1/9/2016	77,615	$2.68	Purchase
1/11/2016	48,501	$2.50	Purchase
1/11/2016	320,305	$2.51	Purchase
1/11/2016	130,800	$2.52	Purchase
1/11/2016	25,718	$2.53	Purchase
1/11/2016	3,900	$2.54	Purchase
1/11/2016	15,202	$2.55	Purchase
1/11/2016	68,945	$2.56	Purchase
1/11/2016	140,355	$2.57	Purchase
1/11/2016	42,100	$2.58	Purchase
1/11/2016	8,200	$2.59	Purchase
1/12/2016	3,200	$2.51	Purchase
1/12/2016	48,100	$2.54	Purchase
1/12/2016	53,281	$2.55	Purchase
1/12/2016	35,141	$2.56	Purchase
1/12/2016	1,500	$2.57	Purchase
1/14/2016	9,900	$2.25	Purchase
1/14/2016	5,000	$2.29	Purchase
1/14/2016	800	$2.24	Purchase
1/19/2016	25,000	$2.07	Purchase
1/19/2016	49,900	$2.05	Purchase
1/19/2016	75,100	$2.04	Purchase
1/19/2016	12,441	$2.03	Purchase
1/20/2016	97,900	$1.96	Purchase
1/20/2016	95,236	$1.95	Purchase
1/20/2016	276,900	$1.99	Purchase
1/20/2016	117,783	$1.98	Purchase
1/20/2016	32,800	$1.97	Purchase
1/20/2016	5,351	$2.08	Purchase
1/21/2016	130,940	$2.07	Purchase
1/21/2016	13,049	$2.09	Purchase